

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

May 27, 2008

VIA U.S. MAIL AND FAX (203) 373-2884

Keith S. Sherin
Chief Financial Officer
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

> **Re:** **General Electric Company**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 20, 2008**
> **File No. 001-00035**

Dear Mr. Sherin:

We have reviewed your letter dated May 9, 2008 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Financial Statements

Summary of Significant Accounting Policies, page 69

Sales of goods and services, page 70

1.   Please refer to prior comments 3 and 4. Please respond the following:

- We note that your product sales with customer acceptance provisions "principally" use standard contract terms that include general rights of return or seller-specified customer acceptance provisions. Please tell us and revise the note in future filings to also disclose any non-standard arrangements, the circumstances under which these terms were offered and discuss how you recognize revenue from these arrangements. Highlight how your revenue recognition policy for non-standard arrangements differs from the policy you currently describe for your standard arrangements.

- We note from your response that the inconsequential and perfunctory performance obligations "predominantly" relate to installation and training.   Tell us and revise the note in future filings to clearly describe to investors all your performance obligations associated with these products, including your performance obligations other than installation and training.

- We also note that revenue recognition is deferred until formal acceptance occurs or until you can reliably demonstrate that all specified performance conditions are met.   Please tell us and revise future filings to disclose the specific performance conditions that have to be met prior to revenue recognition if formal acceptance is not obtained. Also, explain whether the customer has the right to hold back a portion of the contract fee until these performance conditions are met. If so, tell us how your revenue recognition policy complies with Question 3 of SAB Topic 13.A.3c.

Note 2. Discontinued Operations, page 74

WMC, page 74

2.   Please refer to prior comment 5. Please revise future filings to clarify the contractual obligations and potential liabilities related to previously sold loans that were retained as part of the disposal of your mortgage business. Also quantify the amount of reserves recorded for these obligations.

Supplemental Information, page 107

3.   We note that you have incorporated by reference into your MD&A the reconciliations for non-GAAP measures that you provided on pages 107 through 111. Consistent with Item 10(e)(1)(i) of Regulation S-K, in future filings, please revise to provide the following for each non-GAAP measure presented:

1) *The manner in which management uses the non-GAAP measure to conduct or evaluate its business.*
We note on page 107, that you state "the reasons we use these non-GAAP measures…follow." We do not see specific disclosure which states the manner in which management uses these non-GAAP measures to conduct and evaluate the business. Please revise future filings or advise.

2) *The economic substance behind management's decision to use such a measure.*
For each non-GAAP measure, please explain in future filings why management uses the measure to conduct and evaluate the business.

3) *The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure.*
We are unable to note disclosure responsive to this consideration. Please provide this disclosure for each non-GAAP measure you present in future filings.

4) *The manner in which management compensates for these limitations when using the non-GAAP financial measure.*
Please endeavor to address this consideration with more precision for each non-GAAP measure in future filings.

5) *The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.*
Please clarify in your disclosure how the presentation of non-GAAP measures facilitates an investor's comparison on a GAAP basis among other companies.

Refer to Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Revise future filings as necessary.

4.   In this regard, we note you are presenting a non-GAAP measure called Growth in Industrial CFOA. As we note that you also present a reportable segment called Industrial, tell us and in future filings in addition to the disclosures requested in the previous comment please revise the section to specifically describe what the measure represents. For example, does the measure represent cash flows from the operations of your Industrial segment or from all the industrial businesses of General Electric Company? Describe how the measure is derived or calculated - i.e., what the starting point and each adjustment being made to the starting amount represents - and how the

end result produces a number that reflects the measure and the economic purpose for which it was derived. Consider whether the title of the measure could be confusing to investors and, as appropriate, revise in future filings.

5.   We also note that you provide a reconciliation for "free cash flow," but do not provide any of the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K Please revise future filings to provide all of the Item 10(e) disclosures regarding "free cash flow" since your current presentation could confuse the investor into believing that this measure represents residual cash available for discretionary expenditures. Discuss your mandatory debt service requirements or other non-discretionary expenditures that are not deducted from this measure to provide a balanced discussion. Refer to Question 13 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Andri Boerman at (202) 551-3645 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Branch Chief